Exhibit (d)(20)

Fee Waiver Agreement

To:	Simplify Exchange Traded Funds

222 Broadway 22nd Floor

New York NY 10038

Dear Board Members:

You have engaged Simplify Asset Management Inc. (“Simplify”) to act as the investment adviser to Simplify India Tara Opportunities ETF (the “Fund”) a series of Simplify Exchange Traded Funds (the “Trust”) pursuant to management agreement between Simplify and the Trust (the “Management Agreement”). Simplify has engaged System 2 Advisors L.P. (“S2”) to act as sub-adviser to the Fund pursuant to a sub-advisory agreement with S2, Simplify and the Trust (the “Sub-Advisory Agreement”).

Effective upon the date of execution of this Agreement, as indicated below, through at least February 16, 2025 (the “Limitation Period”), Simplify agrees to waive its fee payable under the Management Agreement by 30 basis points (reducing the fee to 0.70% of the Fund’s average daily net assets) and S2 agrees to waive its fee payable under the Sub-Advisory Agreement by 30 basis points (reducing the fee to 0.35% of the Fund’s average daily net assets).

This Agreement shall become effective on the date written below and shall remain in effect through the Limitation Period, unless sooner terminated as provided below. Additionally, this Agreement may not be terminated by Simplify or S2 but may be terminated by the Trust’s Board of Trustees, on 60 days’ written notice to Simplify and S2. This Agreement will automatically terminate if the Management Agreement or Sub-Advisory Agreement is terminated.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Simplify Asset Management Inc.		System 2 Advisors L.P.

By:	/s/ Paul Kim	By:	/s/ Anupam Ghose
Name:	Paul Kim	Name:	Anupam Ghose
Title:	Chief Executive Officer	Title:	Chief Executive Officer

ACCEPTANCE

Simplify Exchange Traded Funds

By:	/s/ Paul Kim
Name:	Paul Kim
Title:	President

Date: Effective as of February 15, 2024